FORUM FUNDS II
THREE CANAL PLAZA, SUITE 600
PORTLAND, MAINE 04101
207-347-2090

December 30, 2013

EDGAR FILING

Ms. Allison White
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Forum Funds II (CVR Dynamic Allocation Fund ) File Nos. 811-22842 and 333-188521

Dear Ms. White:

Forum Funds II (the "Registrant") filed Post-Effective Amendment ("PEA") No. 3 to its Registration Statement on Form N-1A with the U.S. Securities and Exchange Commission (the "SEC") regarding the CVR Dynamic Allocation Fund (the "Fund"), a series of the Registrant, on October 10, 2013 (accession number 0001435109-13-000452) to register the Fund as a new series of the Registrant.

Following below is a summary of the comments provided via telephone on Friday, November 22, 2013 by the SEC Staff (the "Staff") on the filing and Registrant's responses to the comments. Defined terms used below have the same meanings as in the Fund's prospectus included in PEA 3.

The changes to the Fund's prospectus and statement of additional information as described below have been included in PEA No. 3 filed on December 30, 2013 pursuant to Rule 485(b) under the Securities Act of 1933, as amended.

Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) Staff comments or changes to disclosure in response to Staff comments in the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its registration statement; (3) Staff action in declaring the registration statement effective does not relieve Registrant from its full responsibility for the adequacy and the accuracy of the disclosure in its registration statement and (4) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

PROSPECTUS AND STATEMENT OF ADDITIONAL INFORMATION ("SAI")

1. COMMENT: If you will be using a summary prospectus please include the legend required by Rule 498.

Forum Funds II
U.S. Securities and Exchange Commission
December 30, 2013

RESPONSE: Registrant currently does not intend to use a summary prospectus.

2. COMMENT: Please delete the second sentence of footnote 2 to the Fund's Annual Fund Operating Expenses Table. See instructions 3(f)(vi) and (vii) to Item 3 of Form N-1A, for an explanation of the language permitted in footnotes regarding AFFE.

RESPONSE: Registrant has revised footnote 2 consistent with the staff's comment.

3. COMMENT: Please confirm that the fee waiver will be effective "for no less than one year from the effective date of the Fund's registration statement." See instruction 3(e) to Item 3 of Form N-1A.

RESPONSE: The Adviser's contractual fee waiver extends through March 31, 2017 and will be effective for no less than one year from the date of the Fund's registration statement.

4. COMMENT: Please confirm in your response that any fee waiver and/or reimbursement will not cause the Net Annual Fund Operating Expenses of the Fund to exceed the Expense Cap in place at the time the fees were waived.

RESPONSE: Registrant confirms that any fee waiver and/or reimbursement will not cause the Net Annual Fund Operating Expenses of the Fund to exceed the Expense Cap in place at the time the fees were waived and notes footnote 3 to the Fund's Annual Fund Operating Expenses table states "The Adviser may be reimbursed by the Fund for fees waived and expenses reimbursed by the Adviser pursuant to the Expense Cap if such payment (1) is made within three years of the fee waiver or expense reimbursement, (2) is approved by the Board and (3) does not cause the Net Annual Fund Operating Expenses of a class to exceed the Expense Cap in place at the time the fees were waived." Emphasis added.

5. COMMENT: In the Fund's Item 4 and Item 9 disclosure related to the Fund's principal investment strategies, please delete the open-ended word "includes" as it implies the Fund has more than three strategies.

RESPONSE: Registrant has revised the Fund's disclosure consistent with the Staff's comment.

6. COMMENT: With respect to the Fund's investments in derivatives, please explain supplementally how the Fund will meet the asset coverage requirements as described in 1940 Act Release No. 10666 (April 18, 1979).

RESPONSE: Registrant maintains appropriate asset coverage requirements pursuant to Registrant's "Derivatives and Segregation" policy, which incorporates the permissible

Forum Funds II
U.S. Securities and Exchange Commission
December 30, 2013

standards set forth in Release No. 10666 and other SEC interpretive guidance (e.g., Merrill Lynch Asset Management, L.P. (pub. avail. July 2, 1996); Dreyfus Strategic Investing and Dreyfus Strategic Income (pub. avail. June 22, 1987).

7. COMMENT: If the Fund will not be investing in a wholly owned subsidiary, please delete all references to the same.

RESPONSE: Registrant confirms it will not be investing in a wholly owned subsidiary and has revised the Fund's disclosure consistent with the staff's comment.

8. COMMENT: If the Fund were to write a credit default swap ("CDS"), state that the Fund would segregate liquid assets equal to the full notional value of the CDS. In addition, with respect to swaps in which the Fund may trade, please disclose how much exposure the Fund may have to any single counterparty at any given time. Further, please confirm whether the Fund intends to trade in total return swaps.

RESPONSE: Registrant confirms it will not be trading in swaps and has revised the Fund's disclosures accordingly.

9. COMMENT: Please revise the alphabetical lettering of the headings in the SAI as it appears that a "C" is missing.

RESPONSE: Registrant has revised the Fund's disclosure consistent with the Staff's comment.

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If you should have any questions regarding the enclosed information, please contact me directly at (207) 347-2075.

Kind regards,

/s/ David L. Faherty
David L. Faherty

cc:	Alison Fuller, Esq. John Sullivan, Esq. Stradley Ronon Stevens & Young, LLP